CANNEX ENGAGES HYBRID FINANCIAL

Vancouver, BC, February 1, 2019 – Cannex Capital Holdings Inc. (CSE: CNNX; OTCQX: CNXXF) (“Cannex” or the “Company”), is pleased to announce it has retained Hybrid Financial Ltd. (“Hybrid”) to provide marketing and branding distribution services to the Company.

“We are looking forward to working closely with Hybrid as we expand market awareness and raise Cannex’s profile in the North American investment community,” said Anthony Dutton, CEO of Cannex. “We believe this is an excellent time to increase our investor awareness efforts and to expand on the benefits of our proposed transaction with 4Front as disclosed late last year.”

The agreement between the Company and Hybrid consists of a monthly retainer of $14,000 for an initial six- month period, and an option grant of 200,000 options with a $1.00 exercise price expiring February 2024. The options granted to Hybrid are subject to the approval of the Canadian Securities Exchange (the “CSE”).

As described in the Company’s November 26, 2018, news release, Cannex and 4Front have signed a binding letter agreement (the “Interim Agreement”) pursuant to which 4Front has agreed to combine with Cannex in an all-stock transaction (the “Transaction”). Subject to the approval of the CSE, the combined company will continue to trade on the exchange initially under Cannex’s existing name and the ticker symbol CNNX. The Interim Agreement will be superseded by a definitive agreement (the “Definitive Agreement”) governing the Transaction.

Closing of the Transaction will remain subject to Cannex shareholder approval, court approval(s), the CSE, as well as any other approvals that are customary for a transaction of this nature. There can be no assurances that the Transaction will be completed as proposed or at all. Further information will also be available by way of an information circular to be prepared by Cannex and mailed to shareholders.

About Cannex Capital Holdings Inc.
Cannex, through its wholly-owned subsidiaries, provides real estate, management, financial, branding and IP support to its growing portfolio of licensed cannabis business operators. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC, which holds real estate assets, property leases, intellectual property, and material supply agreements with licensed cannabis businesses, including Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), one of the Pacific Northwest’s largest full-line cannabis producer/processors.

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Cannex Capital	www.cannexcapital.com	info@cannexcapital.com	604 628 9338

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of Cannex, developments with respect to legislative developments in the United States, total retail footprint of the combined company, the business combination, and other statements of fact.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward- looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.